October 29, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Fischer

Re:	Mosaic Acquisition Corp.
Registration Statement on Form S-4
Filed September 24, 2019
File No. 333-233911

Ladies and Gentlemen:

On behalf of Mosaic Acquisition Corp. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 21, 2019 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Cover Page

1.	Please disclose that Blackstone will control the combined company following the merger.

The Registrant has revised the cover page to disclose that Blackstone will control the combined company following the merger.

2.	Please revise to include the shares being registered on behalf of selling stockholders.

The Registrant has revised the cover page to note that the proxy statement/consent solicitation statement/prospectus also acts as a prospectus for the sale of a specified number of shares of Mosaic Class A common stock by the selling stockholders named therein.

3.

Refer to the third paragraph on the proxy statement/consent solicitation statement/prospectus cover page. Please explain your references to “New Vivint Parent” and “New Vivint Parent Class A common stock and public warrants” on first use so that it is clear that “New Vivint Parent” refers to Mosaic Acquisition Corp. after the merger and that you are applying to list on the NYSE the securities currently held by Mosaic stockholders and the securities being issued to Vivint Smart Home stockholders in the business combination. In this regard, you may wish to explain that you are referring to Mosaic after the merger as New Vivint Parent because you intend to change Mosaic’s name to Vivint Smart Home, Inc. after the merger and this avoids confusion when describing the parties in this document.

The Registrant has revised the cover page to reference Mosaic and Mosaic Class A Common Stock and note that following the Merger, Mosaic’s intends to change its name to Vivint Smart Home, Inc.

Questions and Answers

What will Vivint Smart Home Stockholders receive in the Merger?, page iv

4.

Please explain briefly how the exchange ratio was determined. Disclose the total number of Mosaic shares that will be issued to Vivint Smart Home shareholders in connection with the proposed merger, including pursuant to the treatment of equity plans of the Vivint group. Also disclose the number of shares that could be issued pursuant to the earn-out contingency.

The Registrant has revised the disclosure on page iv to (i) describe how the exchange ratio was determined, (ii) disclose the total number of Mosaic shares that will be issued to Vivint Smart Home shareholders in connection with the proposed merger, including pursuant to the treatment of equity plans of the Vivint group, and (iii) disclose the number of shares that could be issued pursuant to the earnout contingency.

What are the material United States Federal income tax consequences to Vivint Smart Home stockholders?, page xv

5.

We note your representation that “Vivint Smart Home and Mosaic intend the merger to qualify as a ‘reorganization’ within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the ‘Code’) and/or a transaction governed by Section 351 of the Code for U.S. federal income tax purposes.” Notwithstanding that the receipt of tax opinions is not a condition to the merger, please provide a tax opinion as an exhibit and make corresponding changes to your disclosures concerning the material tax consequences within the body of your prospectus. Please refer to Section III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

The Registrant has included a form of tax opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as Exhibit 8.1 and revised the disclosure on pages 283, 285 and 288 to make corresponding changes.

Summary

Debt Repayment, page 16

6.

Disclose the total outstanding debt of Vivint Smart Home and its subsidiaries and the amount that would have to be paid to redeem or repurchase all of the 2020 notes issued by APX. Explain the importance of repaying the 2020 notes as a result of certain debt agreements containing “springing maturity” provisions. In this regard, we note management’s plan on page F-37 to use the merger and related investments to help address the substantial doubt expressed by Vivint Smart Home’s auditor about the ability of Vivint Smart Home to continue as a going concern.

The Registrant has revised the disclosure on pages 16 and 17 to disclose the total outstanding debt of Vivint Smart Home and its subsidiaries and the amount that would have to be paid to redeem the 2020 notes issued by APX and explain the importance of repaying the 2020 notes as a result of certain debt agreements containing “springing maturity” provisions.

Organizational Structure, page 17

7.	Please revise the first diagram to indicate the percentage ownerships held by each group of shareholders of Vivint Smart Home and Mosaic prior to the merger.

The Registrant has revised the disclosure on page 17 to indicate the percentage ownerships held by each group of shareholders of Vivint Smart Home and Mosaic prior to the merger.

Ownership of New Vivint Parent, page 18

8.

Please include in the table the former Class F common stockholders (including the Sponsor). Also disclose the total ownership of Blackstone and its affiliates, and highlight that Blackstone will control New Vivint Parent after the merger.

The Registrant has revised the disclosure on pages 18 and 19 to include the former Class F common stockholders (including the Sponsors) in the table, disclose the total ownership of Blackstone and its affiliates and note that Blackstone will control New Vivint Parent immediately following the merger.

Risk Factors

Vivint Smart Home has recorded net losses in the past., page 53

9.	Please revise to quantify the net losses for the periods you have identified.

The Registrant has revised the disclosure on page 53 to quantify the net losses for the six months ended June 30, 2018 and 2019 and the years ended December 31, 2016, 2017 and 2018.

Mosaic stockholders will have a reduced ownership and voting interest after the merger., page 57

10.	Please revise to quantify the reduced ownership and voting interest Mosaic shareholders will experience assuming various levels of redemptions.

The Registrant has revised the disclosure on pages 57 and 58 to quantify the reduced ownership and voting interest Mosaic shareholders will experience assuming various levels of redemptions.

Mosaic and Vivint Smart Home will incur transaction costs in connection with the merger., page 61

11.	To the extent practicable, please revise to provide an estimate of the costs each party will incur in connection with the proposed merger.

The Registrant has revised the disclosure on page 62 to provide an estimate of the costs each party will incur in connection with the proposed merger.

Affiliates of Blackstone will control New Vivint, and their interests may conflict with New Vivint’s or yours in the future., page 66

12.

Discuss whether there will be any structural protections intended to minimize or protect against conflicts of interest that may arise between New Vivint Parent and Blackstone. For example, disclose whether directors who owe fiduciary duties to both New Vivint Parent and Blackstone will participate in decisions about arrangements between the two companies.

The Registrant has revised the disclosure on page 67 to describe certain transactions Mosaic entered into with Blackstone in connection with the merger and the policy New Vivint expects to adopt with respect to the approval or ratification of transactions with related persons such as Blackstone and its affiliates.

Unaudited Pro Forma Condensed Combined Financial Information, page 70

13.

Please clarify if certain of the converted equity awards held by your employees and holdback executives will vest in full as of the effective time of the merger. If so, please identify such awards and their respective number of shares / units that will vest in full and give effect to the vesting in the pro forma balance sheet.

The Registrant respectfully advises the Staff that none of the Company Group Class B Units, Company Group RSUs, Company Group SARs, Company Group LTIP Plans or the tracking units issued to Holdback Executives, will accelerate to vest in full upon the close of the merger; as such, there is no impact on the unaudited pro forma condensed combined balance sheet.

The Registrant also respectfully refers the Staff to the information regarding the vesting terms and the vesting modifications related to the equity awards to be converted in conjunction with the merger, which is disclosed in the following sections of Amendment No. 1:

•	“Treatment of Company Group Equity Awards: on pages 5 through 7

•	“Treatment of Equity Incentive Awards in Connection with the Proposed Merger” on pages 162 through 164

•	“Treatment of 313 Acquisition LLC Equity” – Exhibit E of Annex A on pages A-133 through A-138

•	“Note 12. Stock-Based Compensation and Equity” on pages F-71 through F-75

14.	Give pro forma effect to the spin-off of Vivint Wireless Inc. and disclose the facts and circumstances of the spin-off in the introduction to the pro forma information.

The Registrant respectfully advises the Staff that it performed an assessment to determine whether the spin-off of Vivint Wireless, Inc. (“Wireless”) qualifies as discontinued operations in accordance with ASC 205-20-45-1. In order to qualify as a discontinued operation, the disposal group must meet all of the following criteria:

•	The disposal group must qualify as a component of an entity

•	Component of an entity (or group of components) meets the held for sale criteria, is disposed of by sale, or is disposed of other than by sale (e.g., abandonment)

•	Component of an entity (or group of components) represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results

Wireless was disposed of through a distribution to the owners of the Registrant in a spin-off and was executed independent of the merger. However, Wireless was not material to the operations or financial results of the Registrant, and is not strategic to its core business. The Registrant respectfully advises the Staff that the revenues and expenses of Wireless, as a percentage of the consolidated results of operations of the Registrant, were not material for the year ended December 31, 2018, and for the seven months ended July 31, 2019 (through the date of the spinoff). Below are Wireless’ revenues and costs and expenses as a percentage of the Registrant for those periods:

	2018	2019
Recurring and other revenues	0.43%	0.65%
Costs and expenses	1.46%	1.90%

Total assets of Wireless were approximately $4 million as of June 30, 2019, which represented less than 0.20% of the Registrant’s consolidated total assets on that date. Additionally, the Registrant did not historically consider Wireless to be a significant segment that required separate disclosure.

Based on this assessment, because the Wireless spin-off does not meet the third criterion listed above, the Registrant concluded that the spin-off of Wireless did not qualify as discontinued operations. However, although the Registrant is not required to give pro forma effect for the Wireless spin-off in the unaudited pro forma condensed combined financial statements, as Wireless is not expected to have an ongoing impact on New Vivint’s financial statements after the merger, the Registrant believes doing so provides useful information to investors. As a result, and in response to the Staff’s comment, the unaudited pro forma combined condensed financial statements included in Amendment No. 1 give pro forma effect to the Wireless spin-off. In addition, the Registrant has added additional disclosure to the introduction to the unaudited pro forma condensed combined financial statements on page 73 and on page 79, which includes background on the Wireless spin-off, the Registrant’s determination that Wireless does not qualify as discontinued operations and the Registrant’s rationale for giving pro forma effect to the spin-off in the pro forma financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2018, page 80

15.

Considering the significant number of equity awards and conversions reflected in the aggregate in Notes AA and BB, please provide a schedule summarizing the resultant post-merger stock compensation expense arising from the modification of each class of security (of which $18.7 million was given pro forma effect in 2018) and the average number of years over which such expense will be recognized. Include your assumptions regarding the fair values of the Vivint Solar Inc. and Vivint Smart Home common stock and the tracking units (313 acquisition’s pro rata interests in the VSLR common stock, New Vivint Parent Class A common stock, and Vivint Wireless Inc. common stock) into which Class B and Class A units are convertible.

The Registrant has revised the disclosure on stock-based compensation expense on page 82 to include an additional table, and associated footnotes, in response to the Staff’s comment.

The Registrant also respectfully refers the Staff to the disclosures on pages F-117 through F-119 which disclose the key assumptions used in valuing the incentive units and the SARs. The Registrant notes that these assumptions remain supportable as of the date of the filing of Amendment No. 1, and it will continue to update these assumptions through the transaction date, as well as undertake a full valuation of these awards upon the execution of the modification event.

The stock-based compensation expense pro forma adjustments included in Notes AA and BB of the unaudited pro forma condensed combined statements of operations is related to the expenses associated with the unvested Class B units, the unvested Class B units that are converting to tracking units of the Holdback Executives and unvested SARs whose vesting terms are being modified to time-based. These stock awards, which are the portion with performance-based vesting, are converting from performance-based to time-based vesting over a four year period, with vesting commencing on the closing date of the merger.

The Registrant also respectfully refers the Staff to the information regarding the vesting terms and the vesting modifications related to the equity awards to be converted in conjunction with the merger, which is disclosed in the following sections of Amendment No. 1:

•	“Treatment of Company Group Equity Awards: on pages 5 through 7

•	“Treatment of Equity Incentive Awards in Connection with the Proposed Merger” on pages 162 through 164

•	“Treatment of 313 Acquisition LLC Equity” – Exhibit E of Annex A on pages A-133 through A-138

•	“Note 12. Stock-Based Compensation and Equity” on pages F-71 through F-75

16.

Please include a note disclosing any material non-recurring merger-related charges or credits which will be incurred during the 12 months succeeding the merger, including but not limited to the potential impact of the first and second earnouts if and when they occur during that period. Refer to Rule 11-02(b)(5) of Regulation S-X.

The Registrant respectfully advises the Staff that at this time, it has not identified any material nonrecurring charges resulting directly from the merger that it expects to be incurred during the 12 months immediately following the merger. If the Registrant subsequently determines that there are expected to be material nonrecurring charges during the 12 months immediately following the merger, it will separately disclose those charges in a footnote to the unaudited pro forma condensed combined financial statements. With regard to the first and second earnouts, as the probability of the achievement of the market conditions for these earnouts (i.e. VWAP of the Acquirer Common Stock price reaching $12.50 and $15.00, respectively) is uncertain at this point in time, the Registrant’s management does not currently have sufficient information to determine whether the criteria for receiving these earnout shares will be achieved during the first 12 months following the merger. In addition, the Registrant does not expect the expenses associated with issuance of these earnout shares to be material.

In addition, in response to the Staff’s comment, the Registrant has revised the disclosure on page 80, related to the preliminary estimated transaction costs, inclusive of the deferred underwriters’ fees, to clarify that these costs are not included in the unaudited pro forma condensed combined statement of operations as they are nonrecurring.

17.	Please include a note depicting the components (arising from conversions and issuances) comprising pro forma weighted average 306,312,435 shares.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 83 to include the components comprising the pro forma weighted average shares.

Mosaic Proposals

Proposals No. 2 through No. 12 – The Charter Proposals, page 94

18.	Identify the “Stockholder Parties” referenced in the new charter provisions.

The Registrant has revised the disclosure on page 95 to identify the Stockholder Parties referenced in the new charter provisions.

Vivint Smart Home’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 181

19.

Disclose that Vivint Smart Home’s auditors have expressed substantial doubt that it will be able to continue as a going concern. Discuss management’s plans to address Vivint Smart Home’s recurring net losses, negative cash flows from operations, and substantial indebtedness subject to contractual terms that will accelerate maturity of such indebtedness if it has not made specified debt repayments prior to September 1, 2020.

The Registrant has revised the disclosure on pages 185 and 186 to (i) disclose that Vivint Smart Home’s auditors have expressed substantial doubt that it will be able to continue as a going concern; and (ii) discuss management’s plans to address Vivint Smart Home’s recurring net losses, negative cash flows from operations, and substantial indebtedness, subject to contractual terms that will accelerate maturity of such indebtedness if it has not made specified debt repayments prior to September 1, 2020.

Key Performance Measures, page 182

20.

To avoid confusion, please ensure that your definitions of Total Subscribers and Total Monthly Revenue on pages 182 and 183 are the same as your definitions of Total Subscribers and Total MR in the Glossary on page ii. Please advise and revise as appropriate.

The Registrant has revised the definitions of Total Subscribers and Total Monthly Revenue on page ii to be consistent with the definitions included on pages 183 and 184.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Costs and Expenses, page 198

21.

We note that general and administrative expenses increased in part due to increases in personnel and related costs of $25.4 million. To the extent material, please disclose how much of the personnel and related costs were attributable to the 2018 retention awards and incremental stock-based compensation expense arising from the June 2018 modifications of equity awards.

The Registrant has revised the disclosure on page 200 to include the amounts attributable to the 2018 retention awards and the incremental stock-based compensation expense arising from the June 2018 modifications of equity awards.

Liquidity and Capital Resources, page 201

22.	Please revise to indicate the amount of cash proceeds from the transactions that will be allocated for each of the purposes you identify as points i, ii, and iii on page 202.

The Registrant has revised the disclosure on pages 203 and 204 to indicate the amount of cash proceeds from the transactions that it expects will be used to redeem or repurchase APX’s 2020 notes and to pay fees and expenses related to the transactions. The Registrant respectfully advises the Staff that it cannot include an estimate of the amount necessary to repay indebtedness other than APX’s 2020 notes or revolving credit facility at this time, as it has not yet determined what indebtedness in excess of the amount needed to redeem or repurchase APX’s 2020 notes and pay fees and expenses related to the transactions will be repaid with cash proceeds from the transaction.

The Merger, page 225

23.

Discuss whether and how Mosaic’s board determined that the business combination with Vivint Smart Home will meet the NYSE requirement that the initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account.

The Registrant has revised the disclosure on pages 243 and 244 to add a discussion of how Mosaic’s board determined that the business combination with Vivint Smart Home will meet the NYSE requirement that the initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account.

Unaudited Prospective Financial Information of Vivint Smart Home, page 226

24.

We note that financial projections were prepared and considered by the Vivint Smart Home and Mosaic boards in connection with the proposed transaction. Please disclose the basis for and the nature of the material assumptions underlying the projections. Provide us with these projections, and any similar materials furnished to board members. Upon review, we may have further comment.

The Registrant has revised the disclosure on pages 28, 29 and 30 to add a discussion of the basis for and the nature of the material assumptions underlying the projections and provide certain assumptions. The Registrant is supplementally providing the Staff with the projections and similar materials furnished to the Vivint Smart Home and Mosaic boards in connection with the proposed transaction.

Background of the Merger, page 227

25.	Revise to discuss how the exchange ratio, treatment of Vivint group equity plans, and number of earn-out shares were determined.

The Registrant has revised the disclosure on pages 232, 233, 234, 235, 236 and 237 to describe how the exchange ratio, treatment of Vivint group equity plans and number of earn-out shares were determined.

Recommendation of the Mosaic Board of Directors and Reasons for the Merger, page 238

26.

We note at bullet point six on page 239 that the Mosaic board considered factors such as “Vivint Smart Home’s historical financial results, outlook, financial plan, and debt structure, as well as valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors.” Please revise to provide more fulsome disclosure addressing the material findings of the board’s consideration of these several factors.

The Registrant has revised bullet point five on page 242 to provide more fulsome disclosure addressing the material findings of the Mosaic board’s consideration of Vivint Smart Home’s financial condition.

Selling Stockholders, page 247

27.

We note that you list Solamere V Investment, LLC as a selling stockholder; however, you disclose in footnote (1) that the shares are being sold by affiliates of Solamere V Investment, LLC. Please revise to name each selling stockholder.

The Registrant has revised disclosure in footnote (1) on pages 221 and 251 to clarify that Solamere V Investment, LLC owns the shares being registered.

Financial Statements Note 2. Significant Accounting Policies Capitalized Contract Costs, page F-47

28.

We note it is your policy to amortize deferred contract costs on a straight-line basis over the expected period of benefit that the Company has determined to be five years. Please address in your policy disclosure the following and advise us in detail.

•	Explain to us why you do not amortize deferred contract costs over the customer’s contract term, consistent with your revenue recognition policy.

Vivint Smart Home recognizes the revenue related to contracts with customers over the contract term in accordance with ASC 606-10-25-3, which states that, “An entity shall apply the guidance in this Topic to the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations.” Because Vivint Smart Home has no enforceable rights after the contract term, it limits the period over which it recognizes revenue to the contract term.

The Registrant has revised Critical Accounting Policies and Estimates on page 191, Note 2. Significant Accounting Policies on page F-46 and Note 1. Basis of Presentation and Significant Accounting Policies on page F-99 to clarify the period of revenue recognition.

Vivint Smart Home determines the amortization period for deferred contract costs in accordance with ASC 340-40-35-1, which states that “An asset recognized in accordance with paragraph 340-40-25-1 or 340-40-25-5 shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.” Vivint Smart Home has estimated, based on analysis of historical data, attrition trends, and with the assistance of a third-party valuation firm, that services will be provided over a period (the “period of benefit”) of five years (see further discussion about the determination of the five year period of benefit below). The period of benefit can be longer than the contractual term because of anticipated contract renewals.

The Registrant has revised Critical Accounting Policies and Estimates on page 192, Note 2. Significant Accounting Policies on page F-47 and Note 1. Basis of Presentation and Significant Accounting Policies on page F-100 to provide additional clarification related to the period of benefit.

•

With respect to customer contracts that do not require a long-term commitment for monitoring services, explain to us why the material right to renew has a period of benefit of three years, and not the five year period utilized for purposes of amortization of deferred contract costs.

Since Vivint Smart Home’s inception, substantially all of its contracts have required a long-term commitment of at least 42 months from the customer. As of June 30, 2019, only approximately 7% of Vivint Smart Home’s contracts did not require a commitment beyond the initial month.

Vivint Smart Home determines the period of benefit over which to recognize revenue for the material rights associated with the contracts that do not require a long-term commitment in accordance with guidance from ASC 606-10-55-42, which states that “If the option provides a material right to the customer, the customer in effect pays the entity in advance for future goods or services, and the entity recognizes revenue when those future goods or services are transferred or when the option expires.”

Vivint Smart Home only began offering contracts with no required commitment beyond the initial month on a limited basis in late 2016. Therefore, Vivint Smart Home has limited historical experience with this type of contract and thus data used to estimate the period over which the future services would be transferred (period of benefit) for these material rights is limited. The initial estimated period of benefit for these material rights of three years is less than the period of benefit of five years being used to amortize deferred contract costs for all contracts in Vivint Smart Home’s portfolio based on its assumption at the time it started offering these contracts that customers not willing to enter into a long-term commitment would not remain a customer as long as customers who are willing to enter into a long-term commitment. Vivint Smart Home’s data on these contracts thus far, while limited, shows that the customer life for these contracts is less than contracts with long-term commitments. Vivint Smart Home monitors data associated with these contracts and will adjust the period of benefit for recognizing revenue associated with material rights if the data shows that a period different than three years is more appropriate.

As discussed further in the response following the next bullet point below, Vivint Smart Home amortizes deferred contract costs for its entire portfolio of contracts using an estimated period of benefit of five years. The data used to estimate that period of benefit for deferred cost amortization includes the month-to-month contracts. However, because the number of month-to-month contracts is a very small percentage of the overall portfolio, the shorter estimated customer life for these contracts does not have a significant effect on the overall estimated period of benefit used to amortize deferred costs. If Vivint Smart Home continues to offer month-to-month contracts and the percentage of those type of contracts becomes material to the overall portfolio, it will consider using a separate period of benefit for amortizing deferred costs for those types of contracts.

•	In light of a majority of your subscription contracts being between three and five years in length, explain why a five year amortization is appropriate for these contracts.

As noted above, Vivint Smart Home determines the amortization period for deferred contract costs in accordance with ASC 340-40-35-1, which states that “An asset recognized in accordance with paragraph 340-40-25-1 or 340-40-25-5 shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.” For amortization of deferred contract costs, Vivint Smart Home uses one period of benefit for its entire portfolio of contracts. This approach is consistent with the guidance in ASC 606-10-10-4, which states that, “This guidance specifies the accounting for an individual contract with a customer. However, as a practical expedient, an entity may apply this guidance to a portfolio of contracts (or performance obligations) with similar characteristics if the entity reasonably expects that the effects on the financial statements of applying this guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. When accounting for a portfolio, an entity shall use estimates and assumptions that reflect the size and composition of the portfolio.” Substantially all of Vivint Smart Home’s contracts have similar characteristics where customers buy equipment to enable Vivint Smart Home to provide its integrated, smart-home services and commit to pay a monthly service fee for the duration of the contract, which is typically between four and five years.

With assistance from a third-party valuation firm, Vivint Smart Home performs an analysis using company-specific historical data for all contracts, including short-term contracts, to determine the estimated average customer life, which represents its best estimate of the amortization period that is consistent with the transfer of services to which the deferred contract cost assets relate. This analysis takes into consideration month-to-month contract extensions following expiration of the initial contract and other contract renewals based on observable historical data. The average customer life was determined to be the point at which 50% of the customers remain under contract. The results of this analysis indicated that the estimated average customer life was somewhere between 60 and 72 months. As Vivint Smart Home had recently begun to enter into more short-term contracts, as discussed above, it concluded that the low end of the range (60 months) is currently more appropriate to reflect the effect of the shorter estimated customer lives for the short-term contracts. Vivint Smart Home updates its analysis of estimated average customer life and adjusts the period of benefit for deferred contract costs accordingly if its analysis shows that a period different than five years is more appropriate.

The Registrant has revised Critical Accounting Policies and Estimates on page 192, Note 2. Significant Accounting Policies on page F-47 and Note 1. Basis of Presentation and Significant Accounting Policies on page F-100 to further clarify its approach in determining the period of benefit.

•	Tell us how you account for unamortized deferred contract costs upon the termination of a customer relationship.

In determining the five-year period of benefit, which Vivint Smart Home applies to its entire portfolio of contracts as discussed above, Vivint Smart Home considered the guidance in ASC 340-40-35-3, which states that “An entity shall recognize an impairment loss in profit or loss to the extent that the carrying amount of an asset recognized in accordance with paragraph 340-40-25-1 or 340-40-25-5 exceeds: a.) The amount of consideration that the entity expects to receive in the future and that the entity has received but has not recognized as revenue, in exchange for the goods or services to which the asset relates (“the consideration”), less b.) The costs that relate directly to providing those goods or services and that have not been recognized as expenses.” Vivint Smart Home recognizes impairment losses related to the termination of a customer relationship by using the methodology as discussed above (i.e. the effect of not recognizing specific impairment losses for customer relationships that terminate sooner than five years is offset by the effect of “over-recognizing” amortization expense over time for customer relationships that will last longer than five years).

•	Address in your policy disclosure your consideration of the guidance in ASC 340-4035-2 and advise us.

ASC 340-40-35-2 states that, “An entity shall update the amortization to reflect a significant change in the entity’s expected timing of transfer to the customer of the goods or services to which the asset relates. Such a change shall be accounted for as a change in accounting estimate in accordance with Subtopic 250-10 on accounting changes and error corrections.” In accordance with this guidance and in response to the Staff’s comment, the Registrant has revised Critical Accounting Policies and Estimates on page 192, Note 2. Significant Accounting Policies on page F-47 and Note 1. Basis of Presentation and Significant Accounting Policies on page F-100 to discuss revisions to estimates.

17. Basic and Diluted Net Loss Per Share, page F-81

29.

Please disclose the potential effect of issuing shares related to the SARs and RSUs which have been excluded from the computation of diluted net loss per share as their effect would have been antidilutive.

The Registrant has revised Note 17. Basic and Diluted Net Loss Per Share on page F-81 and Note 18. Basic and Diluted Net Loss Per Share on page F-133 to include a table that discloses securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share, because to do so would have been antidilutive for all periods.

1. Basis of Presentation and Significant Accounting Policies, page F-96

30.	Please include a note disclosing common stock equivalents that were excluded from your calculation of weighted-average shares as their effect would have been anti-dilutive.

The Registrant has revised Note 17. Basic and Diluted Net Loss Per Share on page F-81 and Note 18. Basic and Diluted Net Loss Per Share on page F-133 to include a table that discloses securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share, because to do so would have been antidilutive for all periods.

Notes to Condensed Consolidated Financial Statements (Unaudited)

10. Stock-based Compensation, page F-117

31.

With respect to 313 Incentive Units, Vivint Stock Appreciation Rights, and Restricted Stock Units, please disclose accelerated vesting terms upon a change in control, as applicable. Clarify if the change in control provision applies to executives and employees alike. Please further disclose their respective conversion or exchange terms.

The Registrant has revised its disclosures in Note 12. Stock-Based Compensation and Equity on pages F-71 through F-73 and Note 10. Stock-Based Compensation and Equity on pages F-118 and F-119 to clarify that all outstanding 313 Incentive Units, SARs and Restricted Stock Units with time-based vesting conditions become fully vested and exercisable upon a change of control. The Registrant also added disclosure to clarify that the Registrant expects to settle SARs through the issuance of common stock. As noted above, the Registrant has also revised the Registration Statement to disclose that Blackstone will continue to control the combined company following the merger.

32.	Please disclose the fair values of the Restricted Stock Units awarded in June 2018 and March, 2019 (page F-118) and how they were determined.

In March 2019 and June 2018, the Registrant’s subsidiary, Vivint Group, awarded 236,111 and 360,000 Restricted Stock Units (“RSUs”), respectively, to certain board members. The RSUs are subject to a three year time-based ratable vesting period. The grant date fair value of each of the March 2019 and June 2018 RSU’s was $1.08 and $0.48, respectively, resulting in total fair value of all outstanding RSU’s equal to $427,800. The grant date fair values are equal to the estimated equity value per share of Vivint Group common stock on the grant date. This estimated equity value per share was determined with assistance from a third-party valuation firm, based on the Registrant’s financial projections at the time and available market data for publicly traded companies comparable to the Registrant.

The Registrant has revised the disclosures in Note 10. Stock-Based Compensation and Equity on page F-119 and in Note 12. Stock-Based Compensation and Equity on page F-73 to include the fair values of the Restricted Stock Units awarded, clarify that the fair value was based on the grant date equity value per share of Vivint Group common stock, and to disclose the methodology used to determine such fair values.

General

33.

We note that the Maximum Redemption Condition may be waived by Vivint Smart Home. Therefore, please revise your disclosure throughout the document so that it also contemplates a maximum redemption amount that leaves Mosaic with at least $5,000,001 of tangible net assets. Also disclose how you will inform each company’s stockholders if this condition is waived.

The Registrant has revised the disclosure in the Mosaic Notice of Special Meeting of Stockholders and on pages vi, 19, 69 and 92 to reference a maximum redemption amount that leaves Mosaic with at least $5,000,001 of tangible net assets and disclose how Mosaic and Vivint Smart Home will inform their respective stockholders if the Maximum Redemption Condition is waived.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo Raphael M. Russo

cc:	Securities and Exchange Commission

Kathleen Krebs

Robert S. Littlepage

Kathryn Jacobson

Mosaic Acquisition Corp.

David M. Maura

William H. Mitchell

Vivint Smart Home, Inc.

Shawn J Lindquist

Simpson Thacher & Bartlett LLP

Elizabeth A. Cooper

Igor Fert